SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
                   AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13D-2(a)

                               (Amendment No. __)*

                           Orion Acquisition Corp. II
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   686924 102
                         -------------------------------
                                 (CUSIP Number)

 With a copy to:                             with a copy to:
                                             Andrew D. Hudders, Esq.
 Christopher A. Marlett                      Graubard Miller
 401 Wilshire Boulevard, 1020                600 Third Avenue - 32nd Floor
 Santa Monica, California 90401              New York, New York  10016
 (310) 526-5000                              (212) 816-8614


--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 17, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                                      ------------------
CUSIP No. 53630P 10 1                                         Page 2 of 7 Pages
                                                                   --   --
------------------------                                      ------------------


124687.2
--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
          MDB Capital Group LLC                                I.D. No.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY              633,292
      OWNED BY       -----------------------------------------------------------
        EACH            8     SHARED VOTING POWER
     REPORTING
       PERSON                 - 0 -
        WITH         -----------------------------------------------------------
    BENEFICIALLY        9     SOLE DISPOSITIVE POWER
      OWNED BY
        EACH                  633,292
     REPORTING       -----------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER
        WITH
                              - 0 -
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          633,292
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.45%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

------------------------                                      ------------------
CUSIP No. 53630P 10 1                                         Page 3 of 7 Pages
                                                                   --   --
------------------------                                      ------------------

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
          Christopher A. Marlett                                        I.D. No.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY              270,180
      OWNED BY       -----------------------------------------------------------
        EACH            8     SHARED VOTING POWER
     REPORTING
       PERSON                 - 0 -
        WITH         -----------------------------------------------------------
    BENEFICIALLY        9     SOLE DISPOSITIVE POWER
      OWNED BY
        EACH                  270,180
     REPORTING       -----------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER
        WITH
                              - 0 -
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          270,180
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

------------------------                                      ------------------
CUSIP No. 53630P 10 1                                         Page 4 of 7 Pages
                                                                   --   --
------------------------                                      ------------------


Item 1.   Name of Issuer:

      This Schedule 13D (the "Schedule") relates to the common stock, $.01 par value, ("Common Stock") of Orion Acquisition Corp., II, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer is located at 501 Second Street, 211, San Francisco, California 94107.

Item 2.   Identity and Background.

      This Schedule is filed by MDB Capital Group LLC, a California limited liability company ("MDB") and Christopher A. Marlett ("Marlett"). The address of the principal office from which MDB and Marlett conduct their principal business is 401 Wilshire Blvd., Suite 1020, Santa Monica, California 90401. The principal business activity of MDB is investment banking and securities brokerage. Marlett is the principal of MDB and majority owner. Marlett is a director of the Issuer.

      During the last five years, neither MDB nor Marlett has not been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds and Other Consideration.

      On December 17, 2004, MDB and Marlett beneficially acquired 637,472 shares of Common Stock as compensation for services as placement agent to the Issuer. The compensation was issued as 318,736 shares of restricted stock and 318,736 shares subject to a warrant, exercisable immediately for five years at $1.55 per share.

Item 4.   Purpose of Transaction.

      The purpose of the acquisition of the shares reported upon was as compensation and as an investment.

      From time to time, MDB and/or Marlett may acquire additional shares of Common Stock and may dispose of any shares of Common Stock over which it has the right of disposition. As a stockholder of the Issuer, MDB and/or Marlett may vote its securities or give to another the right to vote its securities, to (i) effect merger, reorganization or liquidation transactions involving the Issuer,
(ii) effect a sale or transfer of a substantial portion or all of the assets of the Issuer, (iii) change the composition and number of the present board of directors or management of the Issuer, (iv) effect a material change in the capitalization or dividend policy of the Issuer, (v) effect a change in the business or the business structure of the Issuer, (vi) change one or more provisions of the constituent documents governing the Issuer, (vii) cause the securities, if listed, to be de-listed or deregistered under the federal securities laws, or (viii) otherwise act to influence any of the

------------------------                                      ------------------
CUSIP No. 53630P 10 1                                         Page 5 of 7 Pages
                                                                   --   --
------------------------                                      ------------------

foregoing by means of its current or future ownership position or by agreement or otherwise. Marlett, as a director of the Issuer, may also effect the following as a director.

Item 5.   Interest in Securities of the Issuer.

      Marlett has beneficial ownership through a living trust of 270,180 shares of Common Stock (258,090 shares and 12,090 warrants) representing 2.7% ownership and has the sole voting and dispositive authority over these shares. MDB has direct beneficial ownership of 633,292 shares of Common Stock (318,736 shares and 318,736 warrants) of which it is the registered owner. MDB has beneficial ownership of 633,292 shares of Common Stock representing 6.45% ownership and has the sole voting and dispositive authority over these shares. As a principal and majority owner of MDB, Marlett, with his ownership, has beneficial ownership of 903,472 shares of Common Stock representing 9.11% ownership and Marlett has the voting and dispositive authority over these shares.

      Except as described herein, MDB and Marlett have not effected any transactions in the Common Stock of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      MDB and Marlett has no agreements, arrangements, understandings or relationships that relate to the shares reported upon or with the Issuer.

Item 7.   Material to be filed as Exhibits.

          1.    Joint Filing Agreement between MDB and Marlett.

------------------------                                      ------------------
CUSIP No. 53630P 10 1                                         Page 6 of 7 Pages
                                                                   --   --
------------------------                                      ------------------


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  January 10, 2005

                                          MDB CAPITAL GROUP LLC

                                          /s/ Christopher A. Marlett
                                          --------------------------------------
                                          By: Authorized Signatory


                                          /s/ Christopher A. Marlett
                                          --------------------------------------
                                                 CHRISTOPHER A. MARLETT

------------------------                                      ------------------
CUSIP No. 53630P 10 1                                         Page 7 of 7 Pages
                                                                   --   --
------------------------                                      ------------------

                             JOINT FILING AGREEMENT


      Agreement, dated as of December 17, 2004, between MDB Capital Group LLC and Christopher A. Marlett (collectively, the "Parties").

      Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, $0.01 par value per share, of Orion Acquisition Corp. II beneficially owned and reported upon in the Schedule 13D of which this agreement is an exhibit ("Schedule 13D") by each of the above-named Parties, and each of the above Parties will file the Schedule 13D on behalf of itself.

      Each of the Parties agrees to be responsible for the timely filing of the
Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.


                                          MDB CAPITAL GROUP LLC

                                          By: /s/ Christopher A. Marlett
                                              ----------------------------------
                                              Christopher A. Marlett
                                              Principal

                                          /s/ Christopher A. Marlett
                                          --------------------------------------
                                              CHRISTOPHER A. MARLETT